(Translation)

                                                                February 5, 2008

To Whom It May Concern:

                                 Company Name: TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                 (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                 (Telephone Number: 0565-28-2121)



                  Notice Concerning Cancellation of Own Shares
                  --------------------------------------------

At a meeting held on February 5, 2008, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to cancel its own shares, pursuant to Article 178 of the Corporation Act. We hereby inform you of the following.

(1)  Type of shares to be cancelled:               Shares of common stock of TMC

(2)  Aggregate number of shares to be cancelled:   162,000,000 shares
                                                   (The ratio to the aggregate
                                                   number of issued shares
                                                   before cancellation: 4.49%)

(3)  Scheduled cancellation date:                  March 31, 2008



[Reference]

Total number of issued shares after cancellation:  3,447,997,492 shares